CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED JUNE 30, 2008

(Expressed in Canadian Dollars, unless otherwise stated)
(unaudited)

ANOORAQ RESOURCES CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	June 30	December 31
	2008	2007
	(unaudited)
Assets

Current assets
Cash and equivalents	$1,140,359	$7,131,821
Amounts receivable	337,630	167,779
Prepaid expenses	40,436	101,409
	1,518,425	7,401,009

Deferred acquisition costs	1,330,949	368,146
Equipment (note 4)	408,061	105,494
Mineral property interests (note 5)	9,126,896	9,078,714

	$12,384,331	$16,953,363

Liabilities and Shareholders' Equity

Current Liabilities
Accounts payable and accrued liabilities	$549,408	$475,102
Due to related parties (note 8)	101,294	45,609
Current portion of term loan (note 6)	767,022	1,892,197
	1,417,724	2,412,908

Term loan (note 6)	8,931,210	9,806,636
	10,348,934	12,219,544

Shareholders' equity
Share capital	52,722,340	51,855,350
Contributed surplus	18,188,166	13,254,905
Deficit	(68,875,109)	(60,376,436)
	2,035,397	4,733,819

Nature of operations (note 1)
Commitments (note 7(c))
Proposed transaction (note 10 )
	$12,384,331	$16,953,363

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Philip Kotze	/s/ Iemrahn Hassen

Philip Kotze	Iemrahn Hassen
Director	Director

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Expenses
Accounting, audit and legal	$35,117	$37,457	$114,546	$140,242
Accretion on term loan	20,483	26,011	44,385	51,959
Conference and travel	188,412	19,154	241,138	122,276
Consulting	106,908	6,705	128,890	85,434
Exploration (schedule)	70,098	48,868	128,468	81,888
Foreign exchange loss (gain)	299,021	(65,098)	(612,815)	(327,346)
Gain on disposal of fixed assets	(5,736)	–	(5,736)	–
Interest expense	463,873	516,116	906,493	959,292
Interest income	(40,734)	(212,261)	(135,459)	(432,039)
Office and administration	287,981	111,225	464,353	202,437
Salaries and benefits	689,525	633,466	1,705,087	963,220
Stock-based compensation - office and administration	5,110,375	–	5,232,693	1,044
Stock-based compensation - exploration	–	–	–	401
Shareholders communications	53,986	73,614	98,451	131,981
Trust and filing	26,332	57,403	189,179	199,001
Loss before the following	7,305,641	1,252,660	8,499,673	2,179,790
Future income tax recovery	–	(1,000)	(1,000)	(2,000)
Loss for the period	7,305,641	1,251,660	8,498,673	2,177,790
Other comprehensive loss	–	–	–	–
Total Comprehensive Loss	$7,305,641	$1,251,660	$8,498,673	$2,177,790

Basic and diluted loss per share	$0.04	$0.01	$0.05	$0.01

Weighted average number of common shares outstanding	185,253,743	154,821,467	185,235,828	151,542,901

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)

		Six months ended		Year ended
		June 30, 2008		December 31, 2007
		(unaudited)

	Number of		Number of
Share capital	shares		shares
Balance at beginning of the period	185,208,607	$51,855,350	148,220,407	$50,207,363
Share purchase options exercised at $1.40 per share	360,000	504,000	883,200	1,236,480
Share purchase options exercised at $0.95 per share	–	–	100,000	95,000
Share purchase options exercised at $2.97 per share	21,400	63,558	5,000	14,850
Fair value of stock options allocated to shares issued on exercise	–	299,432	–	301,657
Common shares issued	–	–	36,000,000	–
Balance at end of the period	185,590,007	$52,722,340	185,208,607	$51,855,350

Contributed surplus
Balance at beginning of the period		$13,254,905		$4,849,043
Stock-based compensation		5,232,693		8,707,519
Fair value of stock options allocated to shares issued on exercise		(299,432)		(301,657)
Balance at end of the period		$18,188,166		$13,254,905

Deficit
Balance at beginning of the period		$(60,376,436)		$(46,080,305)
Loss for the period		(8,498,673)		(14,296,131)
Balance at end of the period		$(68,875,109)		$(60,376,436)

TOTAL SHAREHOLDERS' EQUITY		$2,035,397		$4,733,819

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Operating activities
Loss for the period	$(7,305,641)	$(1,251,660)	$(8,498,673)	$(2,177,790)
Items not involving cash
Amortization included in exploration expenses	10,287	4,534	18,118	9,268
Accretion on term loan	20,483	26,011	44,385	51,959
Future income tax recovery	–	(1,000)	(1,000)	(2,000)
Accrued interest on term loan (note 6)	408,455	439,852	799,430	851,760
Stock-based compensation	5,110,375	–	5,232,693	1,445
Gain on disposal of equipment	(5,736)	–	(5,736)	–
Unrealized foreign exchange gain	249,860	61,000	(563,249)	(102,000)
Equity loss from interest in Ga-Phasha project (note 5)	91,001	17,667	11,818	36,470
Changes in non-cash operating working capital
Amounts receivable	(88,078)	(27,749)	(169,851)	2,948
Amounts due to and from related parties	(224,739)	16,176	55,685	(7,942)
Prepaid expenses	21,066	41,353	60,973	65,069
Accounts payable and accrued liabilities	253,073	(34,556)	74,306	(830,671)
Cash and equivalents used by operating activities	(1,459,594)	(708,372)	(2,941,101)	(2,101,484)

Investing activities
Purchase of equipment	(131,340)	(4,864)	(338,673)	(7,420)
Proceeds received on disposal of equipment	23,724	–	23,724	–
Deferred acquisition costs	(623,823)	–	(962,803)	–
Equity investment	–	(12,194)	–	(24,907)
Cash and equivalents used by investing activities	(731,439)	(17,058)	(1,277,752)	(32,327)

Financing activities
Issuance of common shares	504,000	416,300	567,558	535,300
Payment of term loan interest	–	–	(1,777,979)	–
Cash and equivalents provided by (used by) financing activities	504,000	416,300	(1,210,421)	535,300

Effect of exchange rate changes on cash and equivalents	75,238	(524,659)	(562,188)	(1,056,369)
Decrease in cash and equivalents	(1,611,795)	(833,789)	(5,991,462)	(2,654,880)
Cash and equivalents, beginning of period	2,752,154	10,954,055	7,131,821	12,775,145
Cash and equivalents, end of period	$1,140,359	$10,120,266	$1,140,359	$10,120,266

Supplementary information
Interest paid	$–	$–	$1,777,979	$–
Interest received	$(40,734)	$(212,261)	$(135,459)	$(432,039)
Taxes paid	$–	$–	$–	$–

Non-cash operating, financing and investing activities
Fair value of options allocated to shares issued on exercise	$40,232	$65,292	$299,432	$122,135

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

Republic of South Africa	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Northern Limb of the Bushveld Complex
Amortization	$10,287	$4,534	$18,118	$9,268
Assays and analysis	–	(2,227)	–	200
Engineering	6,426	11,407	11,354	19,784
Geological and consulting	54,816	21,436	56,661	26,561
Graphics	1,348	100	3,286	2,084
Property fees and assessments (recovery)	(9,219)	(22,599)	(10,664)	(22,599)
Property option payments	(126)	26,940	10,406	32,548
Site activities	23,396	3,348	25,292	5,429
Transportation	(25,719)	3,358	9,358	3,358
	61,209	46,297	123,811	76,633

Eastern Limb of the Bushveld Complex
Geological and consulting	12	2,571	4,657	5,255
Graphics	(454)	–	–	–
Property fees and assessments	9,331	–	–	–
	8,889	2,571	4,657	5,255

Exploration expenses before the following	70,098	48,868	128,468	81,888
Stock-based compensation	–	–	–	401
Exploration expenses	70,098	48,868	128,468	82,289
Cumulative expenditures, beginning of period	26,040,433	23,646,735	25,982,063	23,613,314
Cumulative expenditures, end of period	$26,110,531	$23,695,603	$26,110,531	$23,695,603

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the six months ended June 30, 2008
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS

Anooraq Resources Corporation (the "Company" or "Anooraq") is incorporated in the Province of British Columbia, Canada and its principal business activity is the exploration of mineral property interests. Since 1999, the Company has focused on mineral property interests located in the Republic of South Africa, with particular attention on the Bushveld Complex.

Operating results for the three and six month periods ended June 30, 2008 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2008.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The Company is currently in the process of completing a proposed transaction (note 10), which anticipates debt and equity financing. Management recognizes that the Company will need to generate additional financial resources in order to meet its planned business objectives. While the Company anticipates that it has adequate cash and cash equivalents to fund identified 2008 expenditure requirements, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The Company's investment in the Ga-Phasha joint venture is accounted for using the equity method.

These interim financial statements do not include all the disclosures required for annual financial statements under generally accepted accounting principles. However, these interim financial statements follow the same accounting policies and methods of application as the Company’s most recent audited annual financial statements except for the changes described in note 3 below. These interim consolidated financial statements should be read in conjunction with the Company’s 2007 audited annual consolidated financial statements which are filed on www.sedar.com. Certain comparative information has been reclassified to conform to the presentation adopted in the current period.

All material intercompany balances and transactions have been eliminated.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the six months ended June 30, 2008
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

3.	ADOPTION OF NEW ACCOUNTING STANDARDS

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Newly Adopted Accounting Policies

(i) Section 1535 – Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any externally imposed capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to explore and develop its projects for the benefit of its shareholders and other stakeholders. The Company considers the components of shareholders’ equity, cash and equivalents and term loan, as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares through private placements in order to maintain or adjust the capital structure.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company's cash resources at June 30, 2008 are sufficient for its present needs, specifically to continue administrative and exploration operations at current levels through to the end of 2008.

There were no changes to the Company’s approach to capital management during the six months ended June 30, 2008. The Company is not subject to externally imposed capital requirements as at June 30, 2008.

(ii) Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures from that previously required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

The carrying value of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, due to/from related parties and term loan approximate their fair value.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the six months ended June 30, 2008
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risk, including credit risk, liquidity risk, foreign exchange risk, interest risk and commodity price risk.

Credit Risk

Credit risk is the risk of potential loss to the Company if counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents, accounts receivable and due from related parties. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. The carrying value of the Company’s cash and cash equivalents, accounts receivable and due from related parties represent the maximum exposure to credit risk. The Company does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely requirements for the foreseeable future. The Company’s cash and equivalents are invested in business accounts which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

The Company operates in South Africa. Like other foreign entities operating there, the Company is subject to currency exchange controls administered by the South African Reserve Bank, that country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South African incorporated subsidiaries and it is possible the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank. Cash balances in South Africa are the Rand balances disclosed below.

The following are the contractual maturities of financial liabilities:

	Carrying	Contractual
June 30, 2008	amount	cash flow	2008	2009	2010
Accounts payable and accrued liabilities	$549,408	$549,408	$549,408	$–	$–
Amounts due to related parties	101,294	101,294	101,294	–	–
Term loan payable	9,698,232	13,676,552	806,828	1,677,537	11,192,187

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the six months ended June 30, 2008
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Foreign Exchange Risk

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand (“ZAR”). In addition, the Company has cash and certain liabilities denominated in South African Rand. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

The exposure of the Company’s cash and equivalents, amounts receivable and amounts due from related parties to foreign exchange risk is as follows:

Currency	June 30, 2008	December 31, 2007
South African Rand	$848,301	$6,648,832
Other	41,395	37,435
Total Financial Assets	$889,696	$6,686,267

The exposure of the Company’s accounts payable and accrued liabilities, amounts due to related parties and term loan to foreign exchange risk is as follows:

Currency	June 30, 2008	December 31, 2007
South African Rand	$9,783,295	$11,816,622
Total Financial Liabilities	$9,783,295	$11,816,622

A 10 percent change of the Canadian dollar against the South African Rand at June 30, 2008 would have changed net loss by $932,000. This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest Rate Risk

The Company has a financing agreement with Anglo Platinum whereby Anglo Platinum, through its wholly owned subsidiary Rustenburg Platinum Mines, loaned an amount of ZAR70 million to Plateau Resources (Proprietary) Limited, a subsidiary of the Company. The loan bears interest at prime plus two percent, as quoted by the Standard Bank of South Africa, and is subject to interest rate change risk.

A 10 percent change of the prime rate for the six month period ended June 30, 2008 would have changed net loss by $72,855. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant

Commodity Price Risk

While the value of the Company's resource properties depend on the price of platinum group metals (“PGM”) and their outlook, the Company currently does not have any operating mines and hence, does not have any hedging or other commodity based price risks in respect of its operational activities. PGM prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the six months ended June 30, 2008
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of hedging activities.

(iii) Amendments to Section 1400 – Going Concern

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

(b)	Accounting Policies Not Yet Adopted

(i) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the impact of adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.	EQUIPMENT

	June 30, 2008			December 31, 2007
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Office	$435,131	$27,070	$408,061	$66,840	$14,575	$52,265
Vehicles	–	–	–	116,368	63,139	53,229
	$435,131	$27,070	$408,061	$183,208	$77,714	$105,494

5.	MINERAL PROPERTY INTERESTS

	As at	As at
	June 30, 2008	December 31, 2007
Ga-Phasha Project
Balance, beginning of year	$4,878,714	$4,040,751
Equity loss – exploration expenses	(11,818)	(920,608)
Net investments during the period	–.	1,481,571
Equity gain – future income tax recovery	1,000	139,000
Equity gain – foreign exchange	59,000	138,000
Ga-Phasha Project, end of period	4,926,896	4,878,714
Platreef Properties – acquisition costs	4,200,000	4,200,000
Balance, end of period	$9,126,896	$9,078,714

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the six months ended June 30, 2008
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

6.	TERM LOAN

	As at	As at
	June 30, 2008	December 31, 2006
Total term loan	$9,698,232	$11,698,833
Current portion	(767,022)	(1,892,197)
Non-current portion	$8,931,210	$9,806,636

In January 2008, the Company made the first interest payment amounting to $1,777,979 in accordance with the terms of the loan agreement. Subsequent interest payments are due and payable in six month intervals thereafter. The interest payment due in June 2008 was deferred to September 30, 2008 as per agreement with Anglo Platinum. No principal payments are required until maturity of the loan on September 30, 2010.

Accrued interest expense on the term loan amounted to $799,430 (ZAR 6,065,478) for the period ended June 30, 2008 (2007 – $851,760) and has been included in the carrying value of the term loan.

7.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.

(b)	Share option plan

The continuity of share purchase options is as follows:

			Contractual
	Weighted		weighted average
	average		remaining life
	exercise price	Number of options	(years)
Balance, December 31, 2007	$2.43	7,695,000	4.12
Granted	2.86	2,851,000
Exercised	1.49	(381,400)
Cancelled	2.97	(13,600)
Balance, June 30, 2008	$2.59	10,151,000	4.05

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the six months ended June 30, 2008
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Options outstanding and exercisable at June 30, 2008 were as follows:

		Number of		Weighted
		options	Number of	average life
Expiry date	Option price	outstanding	options vested	(years)
December 17, 2010	$1.40	2,335,000	2,335,000	2.5
July 1, 2010	$2.97	119,000	119,000	2.0
October 15, 2012	$3.27	376,000	251,000	4.3
October 15, 2012	$2.97	4,470,000	4,278,750	4.3
June 25, 2013	$2.76	916,000	916,000	5.0
June 30, 2013	$2.90	1,935,000	1,935,000	5.0
Total		10,151,000	9,834,750	4.05
Average option price		$2.59	$2.57

The Company granted 916,000 shares options at $2.76 per share and 1,935,000 share options at $2.90 per share during the six months ended June 30, 2008.

The exercise prices of all share purchase options granted during the period were equal to or greater than the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted have been reflected in the consolidated statement of operations as follows:

Period ended
June 30
2008
Stock-based compensation – Exploration	$–
Stock-based compensation – Office and administration	5,232,693
Credited to contributed surplus during the period	5,232,693

The fair value of the options granted during the three and six month periods ended June 30, 2008 was $5,033,329 (2007 – $Nil). The assumptions used to estimate the fair value of options granted during the period were:

2008
Risk free interest rate	3%
Expected life	5 years
Volatility	73%
Expected dividends	nil

(c)	Share purchase warrants

Pursuant to the Amending Agreement, Pelawan Investments (Pty) Ltd (“Pelawan”) exercised the 167,000,000 Warrants on December 20 2007, by depositing an escrowed amount equal to the aggregate exercise price for the Warrants ($225 million or ZAR 1.586 billion) into an interest bearing account with Rand Merchant Bank (“RMB”), to be released pursuant to a deposit account agreement (the “Deposit Agreement”) between Rand Merchant Bank, Pelawan and Anooraq upon the satisfaction of certain release conditions, as follows:

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the six months ended June 30, 2008
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The earlier of:

  Pelawan repaying the Bridge Loan Facility in full.

  Pelawan placing a new cash deposit (in ZAR) in an amount equal to the funds to be released from the deposit account with RMB, and Pelawan granting RMB its rights, title and interest in the cash deposit as security for the Bridge Loan Facility.

  Pelawan securing an on demand guarantee for an amount equal to the funds to be released from the deposit account. The guarantee will be in favour of RMB guaranteeing the performance of Pelawan’s obligations under the Bridge Loan Facility and should come from counterparty acceptable to RMB and approved by the Company.

  Pelawan encumbering its Anooraq shares in favour of RMB. The value of the shares to be encumbered to RMB should equal the amount requested to be released from the deposit account. The share value is determined based on the share price of Anooraq on the TSX Venture Exchange on a 5 day volume weighted average traded price, commencing 5 days prior to the date upon which value is determined, converted from Canadian Dollars to ZAR at the foreign exchange closing rate on the last day of the 5 day period, and;

  Evidence to the satisfaction of RMB that all necessary regulatory approvals in respect of the subscription of Anooraq shares and the issue thereof pursuant to Pelawan’s exercise of the BEE Warrants has been received.

The common shares underlying the Warrants have been reserved for issue to Pelawan upon receipt by the Company of the exercise price per common share, plus the interest accrued thereon up to the date of release. Should the release conditions not be satisfied and there is no close, the warrant exercise is void and Anooraq will not receive the proceeds of the exercise of the BEE Warrants nor the interest earned from the deposit account and the BEE warrants will continue to exist in accordance with their terms until expiry or in accordance with the terms of the Settlement Agreement.

8.	RELATED PARTY TRANSACTIONS AND BALANCES

		Three months		Six months
	Note	ended June 30		ended June 30
Services rendered by	ref	2008	2007	2008	2007
Hunter Dickinson Services Inc.	(a)	$344,582	$173,206	$650,328	$327,211
CEC Engineering Ltd.	(b)	–	11,609	4,928	25,111

		As at	As at
		June 30	December 31
Related party balances payable		2008	2007
Hunter Dickinson Services Inc.	(a)	$101,294	$44,042
CEC Engineering Ltd.	(b)	–	1,567
Payable to related parties		$101,294	$45,609

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the six months ended June 30, 2008
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(a)

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by eight public companies, one of which is the Company. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)

During the period ended June 30, 2008, the Company paid or accrued $4,928 (2007 – $25,111) to CEC Engineering Ltd ("CEC"), a private company owned by a former director, for engineering and project management services at market rates.

9.	SEGMENTED INFORMATION

As at and for the three
months ended June 30,
2008	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$70,098	$70,098
Loss for the period	(5,559,688)	497	(1,746,450)	(7,305,641)
Total assets	1,628,387	28,653.	10,727,291	12,384,331
Equipment	–	–	408,061	408,061

As at and for the six
months ended June 30,
2008	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$128,468	$128,468
Loss for the period	(6,296,988)	2,051	(2,203,736)	(8,498,673)
Total assets	1,628,387	28,653.	10,727,291	12,384,331
Equipment	–	–	408,061	408,061

As at and for the six months
ended June 30, 2007	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$81,188	$81,888
Loss for the period	(792,512)	(1,028)	(1,384,250)	(2,177,790)
Interest and other income	13,995	–	418,044	432,039
Total assets	822,894	30,414.	18,013,397	18,866,705
Equipment	–	–	71,467	71,467

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the six months ended June 30, 2008
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

10.	PROPOSED TRANSACTION

Acquisition of Lebowa Platinum Mines (Limited)

In April 2008, Anooraq announced that it has entered into definitive agreements with Anglo Platinum Limited and Rustenburg Platinum Mines Limited pursuant to which Anooraq agreed to purchase an effective 51% of Lebowa Platinum Mines Limited (“Lebowa”) together with an effective 1% controlling interest in certain other assets located in South Africa (the “Acquisition”) for an aggregate cash consideration of ZAR3.6 billion ($470 million) through a combination of debt and equity. An exercise of share purchase warrants by Pelawan in December 2007, in an aggregate amount of ZAR1.586 billion ($225 million), will provide a portion of the funds required by Anooraq for this purpose. In May 2008 the Company announced that it has executed a binding, credit approved term sheet with Standard Chartered Bank (“Standard Chartered”) to provide the Company with sole underwritten debt finance of up to ZAR 1.7 billion to provide the additional funding required to complete the acquisition of Lebowa.

Closing of the Acquisition is conditional upon satisfaction (or waiver) of various conditions, including:

  Completion by all parties of their respective due diligence reviews and satisfaction with the results thereof;

  Completion of certain internal restructuring transactions;

  Canadian and South African regulatory approvals;

  Stock exchange approvals;

  Closing of debt and equity financing of the transaction; and Shareholder approvals.

Anooraq intends to fund the purchase price of Lebowa with a combination of long term debt, proceeds from the Pelawan share warrants and to the extent required, issue of new shares. In addition, Anglo Platinum will provide an interest bearing standby loan facility which enables Anooraq to utilize up to 80% of all cash flows generated from the Lebowa operations in meeting debt obligations. This facility will only be required to support payment by Anooraq of external acquisition senior debt finance for purposes of the Lebowa transaction. The parties have agreed to various financing arrangements between them to implement the Anglo Platinum approved long term growth plan at Lebowa, as follows:

  Anglo Platinum will incur for its own account the first ZAR200 million ($26.1 million) required for development of the Middlepunt Hill UG2 decline expansion project;

  Anglo Platinum will provide Lebowa with a project finance facility of ZAR1.6 billion ($208 million), representing the balance of the capital budget estimate for implementation of the Middlepunt Hill UG2 decline expansion project ("The MPH Facility"). The MPH Facility has an 8 year term, with a capital repayment holiday of one year, will bear interest at a facilitation interest rate and is subordinated in priority of repayment against certain other funding instruments within the Lebowa group.